Exhibit 99.1

News release via Canada NewsWire, Toronto 416-863-9350

    Attention Business Editors:
    Scotiabank Buys 10 per cent Stake in First BanCorp in Puerto Rico

    TORONTO, Feb. 16 /CNW/ - Scotiabank today announced a transaction to acquire a 10 per cent stake in Puerto Rico's First BanCorp. The Bank's offer to purchase about 9.25 million shares to be issued by First BanCorp, for approximately US $94 million, is subject to regulatory approvals and certain conditions being met.
    "We have been part of the Puerto Rican market for nearly 100 years and this represents an immediate, increased investment and an opportunity to benefit from future growth in the Puerto Rico market," said Rob Pitfield,
Executive Vice-President, International Banking, Scotiabank. "Scotiabank has
always looked beyond Canada's borders for new opportunities and in this case, we are making an investment in First BanCorp."
    With headquarters in San Juan, Puerto Rico, First BanCorp is the second-largest financial holding company in the commonwealth and the 59th largest bank holding company in the U.S. With about 2,800 employees, the bank has total assets of US$17.4 billion (as of September 30, 2006).
    FirstBank, a subsidiary of First BanCorp, has significant commercial, consumer, mortgage and auto lending portfolios, as well as insurance and auto leasing businesses, and an expanding franchise in southern Florida. It is the leading bank by assets in the U.S. Virgin Islands and British Virgin Islands combined.
    Scotiabank has been part of the Caribbean and Central America since 1889.
It is now the leading bank in the region, with operations in 25 countries. The bank has some 11,240 employees in the region, serving more than two million customers, with 370 branches and 840 automated banking machines.
    Scotiabank has been in Puerto Rico since 1910. Scotiabank de Puerto Rico offers a complete range of retail, commercial and corporate services. The subsidiary has more than 600 employees, nearly 60 automated banking machines
(ABMs) and 20 branches.

    About First BanCorp

    First BanCorp is the parent corporation of FirstBank Puerto Rico, a state-chartered commercial bank with operations in Puerto Rico, the Virgin
Islands and Florida; of FirstBank Insurance Agency; and of Ponce General
Corporation. First BanCorp, FirstBank Puerto Rico and FirstBank Florida,
formerly Unibank, the thrift subsidiary of Ponce General, all operate within
U.S. banking laws and regulations. The Corporation operates a total of 153 financial services facilities throughout Puerto Rico, the U.S. and British
Virgin Islands, and Florida. Among the subsidiaries of FirstBank Puerto Rico are Money Express, a finance company; First Leasing and Car Rental, a car and truck rental leasing company; and FirstMortgage, a mortgage origination company. In the U.S. Virgin Islands, FirstBank operates First Insurance VI, an insurance agency; First Trade, Inc., a foreign corporation management company;
and First Express, a small loan company. First BanCorp's common and preferred shares trade on the New York Stock Exchange under the symbols FBP, FBPPrA,
FBPPrB, FBPPrC, FBPPrD and FBPPrE.

    About Scotiabank

    Scotiabank is one of North America's premier financial institutions and
Canada's most international bank. With close to 57,000 employees, Scotiabank
Group and its affiliates serve approximately 12 million customers in some 50 countries around the world. Scotiabank offers a diverse range of products and services including personal, commercial, corporate and investment banking.
With $379 billion in assets (as at October 31, 2006), Scotiabank trades on the
Toronto (BNS) and New York Exchanges (BNS). For more information please visit
www.scotiabank.com.

    %SEDAR: 00001289EF          %CIK: 0000009631

    /For further information: Joe Konecny, Scotiabank, at (416) 933-1795, or
joe_konecny(at)scotiacapital.com/
    (BNS. BNS)

CO:  Scotiabank

CNW 09:10e 16-FEB-07